SECURITIES AND EXCHANGE COMMISSION RECEIVED
AUG 15 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

06009687

A/S 8/16

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52515

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____________ AND ENDING **DECEMBER 31, 2005**
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MTS SECURITIES, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

623 FIFTH AVENUE, 15TH FLOOR
(No. and Street)

NEW YORK	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CURTIS LANE **(212) 887-2113**
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN LLP
(Name – *if individual, state last, first, middle name*)

655 THIRD AVENUE, 16TH FLOOR,	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 21 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CURTIS LANE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MTS SECURITIES. LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Designated Principal

Title

LAUREN WATSON
NOTARY PUBLIC-STATE OF NEW YORK
No. 01WA6132785
Qualified in Queens County
My Commission Expires October 11, 2009

Lauren Watson

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MTS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENT	
Statement of Financial Condition	2
NOTES TO FINANCIAL STATEMENT	3 - 5

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Member of
MTS Securities, LLC

We have audited the accompanying statement of financial condition of MTS Securities, LLC (the "Company") as of December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MTS Securities, LLC at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Marcum & Kliegman LLP

New York, New York
February 23, 2006

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001
Melville New York Greenwich Grand Cayman Riverhead
www.mkllp.com

MTS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Cash	$ 57,335	
Advisory and consulting fees receivable	31,111,337	
TOTAL ASSETS		$ 31,168,672

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Due to Parent	$ 28,001,303	
Deferred tax liability	116,835	
TOTAL LIABILITIES		$ 28,118,138
MEMBER'S EQUITY		3,050,534
TOTAL LIABILITIES AND MEMBER'S EQUITY		$ 31,168,672

The accompanying notes are an integral part of this financial statement.

NOTE 1 - Nature of Business

MTS Securities, LLC (the "Company") was organized on August 10, 2001 as a Delaware limited liability company for the purpose of providing financial consulting services, including financial valuation and modeling, preparation of financial and marketing materials, financial structuring and strategic consulting. The Company is a wholly owned subsidiary of MTS Health Partners, L.P. (the "Parent").

On July 14, 2003, the Company obtained National Association of Securities Dealers ("NASD") registered broker and dealer status and is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3 pursuant to (k)(2)(i) of that Rule.

NOTE 2 - Summary of Significant Accounting Principles

Income Taxes

The Company is a Delaware LLC and files consolidated federal, state and local tax returns with the consolidated group on a cash basis. The members of an LLC are taxed on their proportionate share of the Company's federal and state taxable income. Accordingly, no liability for federal or state income taxes has been included in the financial statement. The deferred tax liability in this financial statement represents the Company's share of the consolidated group's New York City Unincorporated Business Tax ("NYCUBT"). The NYCUBT is calculated as if the companies filed on a separate return basis and will be payable to the parent.

The Company recognizes deferred tax assets or liabilities for the future tax consequences of events that have been recognized in their financial statement or tax returns. The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company prepares its tax returns on a cash basis. Accordingly, the Company records deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences which arise by utilizing these two accounting methods.

Use of Estimates in the Financial Statement

The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

NOTE 2 - Summary of Significant Accounting Principles, continued

Cash Concentration

The Company maintains cash with major financial institutions. Cash is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 at each institution. At December 31, 2005, the Company's cash balance did not exceed this limit.

NOTE 3 - Advisory and Consulting Fees Receivable

During May 2005, the Company entered into two agreements with clients to provide financial advisory services in connection with proposed business acquisitions, including analysis, planning, structuring, negotiation, execution and various other advisory services. As of December 31, 2005, the acquisitions were consummated and the receivable was recorded. The receivable was collected in full during January 2006 (also see Note 4). The Company also accrued a proportional service fee to the Parent of $28,001,303, which is in accordance with the Service Agreement with the Parent (see Note 5).

NOTE 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On February 23, 2006, the Company filed a notice pursuant to SEC Rule 17a-11(b) which indicated to the SEC that the NASD had stated that the Company failed to maintain minimum net capital during the time period from December 22, 2005 through January 4, 2006. Based upon the NASD's computation, the Company would have a net capital deficiency of $29,927,557 during that time period for which the Company disagreed with the computation. At December 31, 2005, the Company's net capital deficiency of $27,943,968 was $29,810,722 below its required net capital of $1,866,754 resulting in a net capital deficiency at 1000% of $30,744,098. The Company's net capital ratio was (1.00) to 1 at December 31, 2005. The Company regained compliance with its net capital requirement upon the collection of an advisory and consulting fee receivable of $29,861,337 on January 4, 2006.

NOTE 5 - Related Party Transactions

On January 1, 2005, the Company amended the Services Agreement entered into with the Parent on December 1, 2003, under which the Parent shall provide various administrative services and bear certain administrative and professional fees incurred by the Company in the ordinary course of business in exchange for receiving a base service fee (the "base service fee") of $6,000 per month and a proportional service fee (the "proportional service fee") equal to 90% of the Company's monthly adjusted net operating income as defined in the agreement. The Parent may waive charging the base service fee and the proportional service to the Company by notifying the Company of such.

At December 31, 2005, the amount due to Parent under the amended Services Agreement was $28,001,303.

NOTE 6 - Deferred Tax Liability

The components of the net deferred tax liability at December 31, 2005 are as follows:

Deferred Tax Asset:		
Due to Parent	$1,127,618	
Deferred Tax Asset		$1,127,618
Deferred Tax Liability:		
Advisory and consulting fee receivable	(1,244,453)	
Deferred Tax Liability		(1,244,453)
Net Deferred Tax Liability		$ (116,835)

NOTE 7 - Subsequent Events

On January 13, 2006 and February 6, 2006, the Company distributed $1,343,760 and $1,640,874, respectively, to the Parent.